FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
              ----------------------------------------------------
                 (Translation of registrant's name into English)

                                1-5 Midford Place
                                 London W1T 5BH
                                     England
              ----------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No  X
                               ---           ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS
-----------------------------------------
     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CORDIANT COMMUNICATIONS GROUP PLC
                                   (Registrant)


                                        By:    /s/  David Hearn
                                           -------------------------------------
                                           Title:  Director and Chief Executive
                                                   Officer

Date:  July 17, 2003

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")

              STATEMENT REGARDING EGM REQUISITIONED BY ACTIVE VALUE


     On 16 July Cordiant was notified by Messrs Wheatly and Davidson that they do not intend to stand for election as Cordiant Directors at the Extraordinary General Meeting requisitioned by a nominee for funds advised by Active Value ("the Requisitioned Meeting").

     The resolutions proposed by Active Value for consideration at the Requisitioned Meeting to be held on 23 July, included Resolutions Nos. 4 and 5 to elect Richard Wheatly and Stephen Davidson, respectively, to the Cordiant Board, as Chairman and Finance Director and Resolution No. 6, to establish a committee of the Board comprising Messrs Wheatly and Davidson and authorise them to appoint a new Chief Executive.

     As a result of the withdrawal of Messrs Wheatly and Davidson it will not be possible for any of Resolutions 4, 5 and 6 to be passed at the Requisitioned Meeting and they have now been removed from the agenda.

     The remaining requisitioned resolutions are still capable of being proposed at the Requisitioned Meeting. However, the withdrawal of the management team recommended by Active Value confirms the view of the Cordiant Board that none of the resolutions proposed by Active Value represent a viable alternative to the existing strategy that has been recommended by the Board to shareholders, namely the proposed acquisition of Cordiant by WPP Group plc by means of a statutory scheme of arrangement (the "WPP Offer").

     Accordingly, the Cordiant Board continues to recommend Shareholders to vote AGAINST all of the surviving Active Value requisitioned resolutions, and in FAVOUR of the WPP Offer.


                                                                    16 July 2003



Enquiries:

College Hill                                               Tel: +44 207 457 2020
Alex Sandberg
Adrian Duffield